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                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY


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JAMES LICHTENSTEN                        :
                                         :
                           Plaintiff,    :
                                         :   Civil Action No. 17658NC
                  -against-              :
                                         :   CLASS ACTION COMPLAINT
SILAS L. NICHOLS, ROBERT L. SMIALEK,     :
DAVID J. BURNS, J. DAVID CARTWRIGHT,     :
JAMES S. GLEASON, MARTIN L. ANDERSON,    :
JOHN W. GUFFEY, JR., WILLIAM P.          :
MONTAGUE, GLEASON CORPORATION,           :
VESTAR CAPITAL PARTNERS, INC.            :
                                         :
                           Defendants.   :
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                  Plaintiff, by his attorneys, alleges the following upon
information and belief, except for those allegations which pertain to plaintiff, which allegations are based upon personal knowledge:

         1. This action arises out of an unlawful scheme and plan by a group, led by James S. Gleason, Gleason Corporation's Chairman of the Board of Directors and Chief Executive Officer (and owner of approximately 13% of Gleason Corporation's common stock), David Burns, Gleason's President and Chief Operating Officer, the Gleason Foundation and Vestar Capital Partners (hereinafter referred to collectively as the "Gleason Management Buyout Group" or the "Management Group") to acquire the


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remaining public shares of Gleason Corporation ("Gleason" or the "Company") in a
going-private transaction for grossly inadequate consideration and in breach of defendants' fiduciary duties. Plaintiff alleges that he and the other public stockholders of Gleason common stock are entitled to enjoin the proposed transaction, or alternatively, recover damages in the event the transaction is consummated.

                                   THE PARTIES

         2. Plaintiff James Lichtenstein is and at all relevant times was the owner of Gleason common stock.

         3. Defendant Gleason is a corporation organized and existing under the laws of the State of Delaware with its principal executive offices located at 1000 University Avenue, Rochester, New York, 14692. Gleason manufactures gear production machinery and related equipment.

         4. Defendant James S. Gleason ("Gleason") is Chairman of the Board of Directors and Chief Executive Officer of the Company. Gleason owns approximately 12.5% of the Company's common stock.

         5. Defendant David J. Burns ("Burns") is President, Chief Operating Officer and a director of the Company.

         6. Defendants Silas S. Nichols, Robert J. Smialek, J. David Cartwright, Martin L. Anderson, John W. Guffey, Jr., and William P. Montague are directors of the Company.

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         7. The foregoing individual defendants (collectively the "Individual
Defendants") as officers and/or directors of the Company, and/or as significant shareholders of the Company owe fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below).

                            CLASS ACTION ALLEGATIONS

         8. Plaintiff brings this action pursuant to Rule 23 of the Rules of this Court, individually and on behalf of all stockholders of the Company as of December 10, 1999, and their successors in interest, who are or will be threatened with injury arising from defendants' actions (the "Class"). Excluded from the Class are the defendants herein, members of their immediate families, any subsidiary, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.

         9. This action is properly maintainable as a class action for the following reasons:

                  A. the Class is so numerous that joinder of all members is impracticable. While the exact number of class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, there are approximately 9.6 million shares of Gleason's common stock outstanding, held by hundreds of shareholders of record. The holders of these shares are believed to be geographically dispersed throughout the United States. Gleason common stock is listed and actively traded on the New York Stock Exchange;



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                  B. there are questions of law and fact which are common to members of the Class and which predominate over any questions affecting only individual members, including, INTER ALIA, the following:

                           (i) whether defendants have engaged and are continuing to engage in a plan and scheme to benefit the Gleason Man agement Buyout Group at the expense of the members of the Class;

                           (ii) whether the Individual Defendants, as directors and/or officers of the Company and/or as significant shareholders of the Company, have breached their fiduciary duties owed to plaintiff and the other members of the Class, including their duties of entire fairness, loyalty, due care, and candor;

                           (iii) whether defendants have disclosed all material facts in connection with the challenged transaction; and

                           (iv) whether plaintiff and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein;

                  C. the claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has no interest that is adverse or antagonistic to the interests of the Class;


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                  D. the plaintiff is committed to prosecuting this action and has retained counsel competent and experienced in litigation of this nature. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

         10. Defendants have acted in a manner which similarly affects plaintiff and all members of the Class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

         11. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individuals members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other Class members or substantially impair or impede their ability to protect their interests.

                             SUBSTANTIVE ALLEGATIONS

         12. On December 9, 1999, Gleason announced that it had entered into a definite merger agreement pursuant to which the Chairman of its Board of Directors (Gleason), the Gleason Foundation, senior management of the Company, and Vestar Capital Partners will acquire the remaining shares of Gleason that they do not already own for $23 per share payable in cash. Pursuant to the proposed transaction, each of


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Gleason's common shares will be converted into the right to receive $23 per share (the "Buyout Transaction").

         13. The purpose of the Buyout Transaction is to enable the Gleason Management Buyout Group or acquire one hundred percent (100%) equity ownership of Gleason and its valuable assets for its own benefit at the expense of Gleason's public stockholders who will be deprived of their equity investment and the benefits thereof including, among other things, the expected growth in the Company's profitability.

         14. The Buyout Transaction is the product of unfair dealing, and the price of $23 per share to be paid to Class members is unfair and inadequate because, among other things:

                  A. the announcement of the Buyout Transaction was made when the Company was poised for significant future growth and earnings. Projections show that Gleason is expected to have over 17% earnings growth over the next 12 months and should continue to post strong earnings for the foreseeable future;

                  B. the Gleason Management Buyout Group timed the announcement of the Buyout Transaction to place an artificial lid or cap on the market price for Gleason's stock to enable itself to acquire the stock at the lowest possible price;

                  C. Although the Buyout Price of $23 per share represents a premium over the market price on the day prior to the announcement of the Buyout Transaction ($18), this is not reflective of the Company's true market value, considering that as


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recently as November 1998 the Company's stock was trading at $23 per share, and as recently as March 1998 the Company's shares reached a high of $35 per share. The current $18 per share price is within $4 of its two-year low.

         15. By reason of defendants' positions with Gleason, defendants are in possession of non-public information concerning the financial condition and prospects of Gleason, and especially the true value and expected increased future value of Gleason and its assets, which they have not disclosed to Gleason's public stockholders. Such non-public concealed information is of critical importance to Class members in evaluating the Buyout Transaction.

         16. The defendants have clear and material conflicts of interest and are acting to better the interests of the Management Group at the expense of the Gleason public shareholders.

         17. The proposed Buyout Transaction is wrongful, unfair and harmful to Gleason's public stockholders, and represents an effort by the Gleason Management Buyer Group to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Buyout Transaction is an attempt to deny plaintiff and the other members of the Class their right to share proportionately in the true value of Gleason's valuable assets and future growth in profits, earnings and dividends, while usurping the same for the benefit of the Management Group on unfair and inadequate terms.

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         18. Defendants have breached and are breaching their fiduciary duties to the members of the Class in that they have failed to disclose the material non-public information in their possession as to the value of Gleason's assets, the full extent of the future potential of Gleason and its expected increase in profitability.

         19. As a result of defendant's unlawful actions, plaintiff and the other mem bers of the Class will be damaged in that they will not receive their fair portion of the value of Gleason's assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.

         20. Unless the proposed Buyout Transaction is enjoined by the Court, defendants will continue to breach their fiduciary duties owned to the plaintiff and the members of the Class, will not engage in arm's-length negotiations on the merger terms, and will consummate and close the proposed merger complained of and succeed in their plan described above, all to the irreparable harm of the members of the Class.

         21. Plaintiff and the other members of the Class have no adequate remedy at law.

         WHEREFORE, plaintiff demands judgment as follows:

         A. Declaring this action to be a proper class action and certifying plaintiff as the representative of the Class;



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         B. Ordering defendants to carry out their fiduciary duties to plaintiff and the other members of the Class, including those duties of care, loyalty, candor and fair dealing;

         C. Granting preliminary and permanent injunctive relief against the consummation of the Buyout Transaction as described herein;

         D. In the event the Buyout Transaction is consummated, rescinding the Buyout Transaction effected by defendants and/or awarding rescissory damages to the Class;

         E. Ordering defendants, jointly and severally, to account to plaintiff and other members of the Class for all damages suffered and to be suffered by them as the result of the acts and transactions alleged herein;

         F. Awarding plaintiff the costs and disbursements of the action including allowances for plaintiff's reasonable attorneys' and experts' fees; and
         G. Granting such other and further relief as the Court may deem just and proper.

Dated:  December 13, 1999
                                              ROSENTHAL, MONHAIT, GROSS
                                                & GODDESS, P.A.


                                              By: /s/ CARMELLA P. KEENER
                                                  ----------------------
                                              Suite 1401, Mellon Bank Center
                                              P.O. Box 1070
                                              Wilmington, DE  19899
                                              Attorneys for Plaintiff

Of Counsel

WOLF POPPER LLP
845 Third Avenue
New York, New York  10022
212-759-4600


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